Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO ANNOUNCES FURTHER EXTENSION OF ITS
OFFER FOR FALCONBRIDGE LIMITED AS IT SEEKS TO COMPLETE REQUIRED REGULATORY CLEARANCES
Toronto, January 12, 2006 — Inco Limited announced today that it intends to extend the date that its offer to acquire all of the common shares of Falconbridge Limited will remain open for acceptance to February 28, 2006. Inco intends to issue a formal notice of extension to Falconbridge common shareholders by the end of next week. The offer was previously extended in December 2005 so that it was to have been open for acceptance until January 27, 2006.
This latest extension is intended to provide additional time to obtain the required regulatory clearances for this transaction from the U.S. Department of Justice and the competition authorities in Europe and Canada. These clearances are needed to complete one of the remaining conditions of Inco’s offer and enable Inco to be in a position to take up and pay for Falconbridge common shares tendered to the offer.
Inco and Falconbridge have been proceeding on an expedited basis to meet all information and other requests from antitrust/competition authorities. The two companies are continuing to work with the U.S. Department of Justice and the competition authorities in Europe and Canada and currently expect to have substantially complied with the U.S. Department of Justice’s “second request” for additional information that each company received in mid-November 2005 on or about January 17, 2006. Inco also expects to have completed, with the assistance of Falconbridge, in the next week the submission to the European Commission of its comprehensive notification, referred to as a Form CO, covering the transaction. As is typical in transactions of this nature, these processes have involved the submission of a wide range and large volume of documents and information and have also entailed ongoing discussions with the relevant authorities.
Inco expects to move forward with its ongoing discussions with these authorities concerning the possible divestiture of Falconbridge’s Norwegian refinery and certain related marketing organizations or other alternative remedy, if required, with the objective of obtaining the necessary clearances from these authorities in the shortest possible timeframe. Based upon the remaining applicable review periods governing the regulatory clearance processes, Inco currently expects to be advised by these authorities by mid-to-late February 2006 whether such possible divestiture or other alternative remedy would be required to resolve any competitive concerns that these authorities perceive in the context of the pending acquisition.
Inco has agreed with Falconbridge that, pursuant to the October 10, 2005 support agreement they entered into covering the pending acquisition, Inco will extend its offer for up to an additional 60 days from late February 2006 through one or more additional extensions if the regulatory clearance condition of Inco’s offer referred to above were not met by late February 2006.
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, and such other factors relating to Inco itself as business and economic conditions in the principal markets for the Company’s products, the supply, demand and prices for metals to be produced, nickel-containing stainless steel and scrap and other substitutes and competing products for the primary metals and other products the

Company produces, and other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and an amendment thereto containing a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC and will be filing an additional amendment to the registration statement on Form F-8.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY AMENDMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
January 12, 2006
IN ___
For further information:

Media Relations:	Steve Mitchell	(416) 361-7950
Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com